ORBIS

Warszawa , 2004-05-27

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 15/2004 and 16/2004.
Best regards

Krzysztof Gerula

Vice President

dw 7/1

Current report no nr 16/2004

The Management Board "Orbis" S.A. hereby informs that at its meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:

1) Mr. Claude Moscheni as the Chairman of "Orbis" S.A. Supervisory Board,

2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Assembly of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:
   a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and
   b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

   If any of the above-mentioned conditions is not fulfilled on or before the Effective Date, then the appointment of Mr. Jean-Philippe Savoye shall be ineffective.

Pan Jean-Philippe Savoye, aged 57, has the following education:

-Studies at "Institut Superieur de Commerce" in Paris, France,
- Finance Diploma at the Institute of Political Sciences in Paris, France
- MBA degree at the I.A.E. Sorbonne in Paris, France,
and an extensive experience in hotel management, both from operational point of view (managed several hotel networks in various parts of the world) as well as in finance.

Course of professional career:
1998-2004: President of Accor Poland Sp. z o.o., responsible for Accor's hotel business and development of the Accor Group in Poland and in the Baltic states.
1996-1997: Managing Director of Accor Business & Leisure Hotels in Central and Eastern Europe.
1992-1995: President of the Management Board, Managing Director of SAHT – a network of conventional hotels located in the Paris region belonging to the Accor group.
1985-1991: President of the Management Board, Managing Director of J. Papet S.A.- one of central supplies' units belonging to the Accor Group specializing in food and beverage .
1977-1985: Managing Director of hotel projects and companies belonging to the Accor Group in Central and Western Africa.

Mr. Jean-Philippe Savoye joined the Accor group in 1975 as a General Director of the company Novotel SIEH (former name of the Accor Group) in Tunis.

Mr. Jean-Philippe Savoye is a member of the Management Board of the following companies:
-Accor Polska Sp. z o. o.
-Hotel Muranowska Sp. z o. o.
-Societe d'Exploitation Hotek Polska Sp. z o. o. .

Mr. Jean-Philippe Savoye resigned from the above-mentioned functions effective as from the first date of his service at the new function as a President of "Orbis" S.A. Management Board .

Mr. Jean-Philippe Savoye is not registered in the register of insolvent debtors kept by virtue of the Act on the National Court Register.

Current report no 15/2004

The Management Board of Orbis S.A. hereby informs about the receipt, on this day, of information from its subsidiary Orbis Transport Sp. z o.o. concerning founding by Orbis Transport Sp. z o.o. of a limited liability company PKS Tarnobrzeg Sp. z o.o. and taking-up a 100% stake in the said company, paid for by way of an in-kind contribution by Orbis Transport Sp. z o.o., as well as about the purchase of an enterprise under the name PPKS in Tarnobrzeg, establishment of mortgage on real property owned by the said enterprise and raising the share capital of PKS Tarnobrzeg Sp. z o.o. with the intention to take-up the shares in the increased capital by way of in-kind contribution.

The assets have been regarded as assets of material value by virtue of § 2.3 of Regulation of the Council of Ministers dated October 16, 2001, concerning current and periodical information to be disclosed by issuers of securities in conjunction with § 2.1.41. This current report contains both the information required by virtue of this regulation as well as supplementary information describing the specific nature of the described events, pursuant to § 3 of the above-mentioned Regulation. Below please fin essential information concerning this transaction:

I) The issuer's governing bodies did not make a decision on this matter.

II) The in-kind contribution comprises 21-seat Mercedes-Benz coach.

III)The value of the contribution as reported in the books of accounts kept by Orbis Transport Sp. z o.o. totals PLN 245,921.38 (two hundred forty five thousand nine hundred twenty one zloty 38/100 grosze).

IV)the value of contribution reported in PKS Tarnobrzeg Sp z o.o. books totals PLN 256,000.00 (two hundred fifty six thousand zlotys) and was defined by market value method.

V) the business name and registered address of the beneficiary of the contribution - PKS Tarnobrzeg Sp. z o.o. with its registered address in Tarnobrzeg, at 86 Sikorskiego street.

VI)core business of the beneficiary of the contribution includes:

a) sale, service and repairs of motor vehicles,
b) wholesale and sale on commission, with the exception of trade in motor vehicles and motorcycles,
c) retail trade, with the exception of sale of motor vehicles and motorcycles,
d) hotels and restaurants,
e) other land transportation,
f) other activities in support of land transportation,
g) tourism-related activities,
h) financial lease,
i) real property services,
j) lease of passenger vehicles,
k) lease of other means of transportation,
l) advice as regards business operations and management,
m) technical tests and analyses,
n) activities related to organization of fairs and exhibitions,
o) parking services.

VII) Acquisition of the enterprise PPKS in Tarnobrzeg and establishment of cap mortgage on the title of perpetual usufruct on plots and the ownership title to buildings and constructions located thereon, constituting a part of the acquired assets which were formerly owned by a private state-owned motor vehicle transportation company operating under the name "Przedsiębiorstwo Państwowej Komunikacji Samochodowej" in Tarnobrzeg took place in the following manner:

1. Seller of the assets – the State Treasury – the Podkarpacki Voivod,
2. Company on whose assets the cap mortgage was established - Orbis Transport Sp. z o.o.,
3. Seller on whose behalf the cap mortgage was established: the State Treasury – the Minister of State Treasury,
4. Date and manner of assets acquisition and establishment of cap mortgage thereon: Share Sale and Purchase Agreement and Mortgage Deed executed on April 21, 2004, in Podkarpacki Voivod's Office

in Rzeszów before a notary Mrs. Elżbieta Goraj, representing Notary's Office in Jarosław, notary's file no Rep.A 2469/2004,

5. Description of the acquired assets:
   a) Fixed assets (including, among other – buildings, constructions, machines, equipment, means of transportation and fiscal devices), listed in detail in Appendix No 1 to the Agreement referred to in item 4 above,
   b) Title of perpetual usufruct of plots located in Tarnobrzeg: plot no 371/8 having a total area of 0.0044 hectare, plot no 371/13 having a total area of 0.4871 hectare and plot no 371/14 having a total area of 0.6243 hectare, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35272 together with the ownership title to buildings and constructions located thereon; and plot no 933/3 having a total area of 0.0784 hectare, plot no 935/1 having a total area of 0.1449 hectare, plot no 936/5 having a total area of 0.0035 hectare, plot no 936/7 having a total area of 0.0726 hectare, plot no 936/9 having a total area of 3,5591 hectare, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35272,
   c) Liabilities and debts as at the date preceding the date of sale.
6. Description of assets on which the cap mortgage was established: the right of perpetual usufruct of plots listed in item 5 together with the ownership title to buildings and constructions located thereon,
7. Purchase price of the assets and their value on books of accounts of Orbis Transport Sp. z o.o. - PLN 3,600,000 (three million six hundred thousand zloty), book value - 3,600,000 (three million six hundred thousand zloty),
8. Value of liabilities secured by cap mortgage - PLN 2,600,000 (two million six hundred thousand zloty),
9. Nature of relations between the issuer (i.e. Orbis S.A.) and persons managing or supervising the issuer and the person for whose benefit the cap mortgage was established: Orbis S.A. is a controlling company of Orbis Transport Sp. z o.o. and holds a stake of 84.44 % in the declared capital of Orbis Transport Sp. z o.o. and an equivalent proportion of votes at the Shareholders' Meeting. Moreover, the following persons managing the issuer hold shares of Orbis Transport Sp. z o.o.: A. Szułdrzyński – Vice-President of ORBIS S.A. Management Board . Persons supervising the issuer do not hold any shares in Orbis Transport Sp. z o.o. There are to relations between the issuer and the State Treasury – Minister of State Treasury, for whose benefit the cap mortgage was established,
10. Source of financing the purchased assets – own funds,
11. Business operations where the assets were used prior to their acquisition by Orbis Transport Sp. z o.o. and the planned manner of their utilization: Orbis Transport Sp. z o.o. did not use these assets prior to their purchase. The purchased assets will be used for the purpose of carrying the statutory activity by PKS Tarnobrzeg Sp. z o.o., a company held by a single-shareholder, i.e. Orbis Transport Sp. z o.o.,
12. An affiliated company is not a party to the Share Sale and Purchase Agreement and Mortgage Deed executed by ORBIS Transport Sp. z o.o..

VIII) The intention of Orbis Transport Sp. z o.o. to contribute, by way of an in-kind contribution, of assets into the property of its single-shareholder company (i.e. PKS Tarnobrzeg sp. z o.o.) will be implemented in the following manner:

1. the business name and registered address of the beneficiary of the contribution - PKS Tarnobrzeg Sp. z o.o. with its registered address in Tarnobrzeg, at 86 Sikorskiego street,
2. Description of the contributed assets:
   a) Enterprise acquired from the State Treasury – the Podkarpacki Voivod, comprising in particular the title of perpetual usufruct of plots of land numbered 371/8, 371/13 and 371/14, having a total area of 1.1158 hectare located in Tarnobrzeg together with the ownership title to buildings and constructions located thereon, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35273 and the title of perpetual usufruct of plots of land numbered 933/3, 935/1, 936/5, 936/7 and 936/9 having a total area of 3.8585 hectare located in Tarnobrzeg together with the ownership title to buildings and constructions located thereon, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35272; fixed assets listed in detail in Appendix No 1 to the enterprise sale and purchase agreement and liabilities and debts as at the date preceding the date of its purchase,
   b) three Mercedes coaches.
3. The value of assets in the accounting books of Orbis Transport Sp. z o.o. comprise:
   a) value of the enterprise - PLN 3,600,000 (three million six hundred thousand zloty),
   b) total value of three coaches: PLN 381.836,34 (three hundred eighty one thousand eight hundred and thirty six zloty 34/100 grosze).
4. the value of assets which will be disclosed in the books of accounts of PKS Tarnobrzeg Sp. z o.o. was defined by market value method.

ORBIS

RECEIVED

2004 JUN -8 A 8:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Warszawa , 2004-05-25

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 14/2004.
Best regards

Krzysztof Gerula

Vice President

Current report no 14/2004

In addition to the description to the consolidated quarterly report of the Orbis Group covering the first quarter of 2004, the Management Board of Orbis S.A. hereby informs that figures relating to the Average Daily Rate (ADR), the occupancy rate and the revenue per available room (RevPAR), specified in the description of operations of the company Hekon-Hotele Ekonomiczne S.A. are average figures quoted jointly for hotels belonging to the companies Accor and Hekon in Poland. By way of clarification, in the first quarter of 2004, hotels of the company HEKON Hotele Ekonomiczne S.A. reported occupancy rate of 45.34% (versus 40.21% in 1Q 2003), the Average Daily Rate (ADR) of PLN 209.9 (versus PLN 222.5 in 1Q 2003) and revenue per available room (RevPAR) of PLN 95.18 (PLN 89.47 in 1Q 2003). The Average Daily Rate (ADR) is a price for room without breakfast, net of VAT.